CASTELLUM

82-4683



03050705

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.



SEC MAIL PROCESSING
RECEIVED
MAY 19 2003
WASH. D.C.
188
SECTION

May 12, 2003

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Releases. March 5, 2003, concerning sales of residential properties and investments in commercial properties, March 23, 2003, concerning the AGM in Castellum AB, April 23, 2003, concerning the Interim Report Q1 2003, and May 7, 2003, concerning sales of residential properties and investments in commercial properties.

Very truly yours,
CASTELLUM AB

Håkan Hellström
p.p. Gun Åberg

Postadress *Besöksadress* *Telefon* *Telefax* *E-post/Internet* *Org nr* *Styrelsens säte*

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 4/2003

Gothenburg, March 5th, 2003

Castellum sells residential properties with a capital gain of SEKm 36 and make investments for SEKm 72

Castellum has, through its subsidiary Eklandia Fastighets AB, sold four residential properties in Gothenburg, to a new tenant-owners' association. The properties have a total area of 4,387 sq.m. and the sales price amounted to SEKm 55 with a capital gain of SEKm 36.

Further more, the subsidiary Harry Sjögren AB has acquired a property nearby Söderleden in the Åbro-area in Mölndal for a total of SEKm 34. The building, which at the time of acquisition is unleased, consists of 3,110 sq.m. warehouse premises, 1,445 sq.m. office premises and an unutilized building permission of approx. 4,000 sq.m. The property has good accessibility and will make a good contribution in order to meet the demands of modern warehouse and logistic properties.

In addition the subsidiary Fastighets AB Briggen has acquired two properties in Lund for SEKm 16. One property holds a building permission of about 3,000 sq.m. whilst the other property comprises warehouse and office premises of 3,300 sq.m. The building, which at the time of acquisition was unleased, is now fully let. The properties are located in the Gunnesbo industrial area were Briggen already owns properties.

In Växjö the subsidiary Fastighets AB Corallen has acquired a property for SEKm 22. The property is located in the area of Västra Mark and comprises office and industrial premises for a total of 4,900 sq.m as well as a building permission of about 4,000 sq.m. Since earlier, Corallen owns properties in the area of Västra Mark in Växjö.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 5/2003

Gothenburg, March 20th , 2003

Annual General Meeting in Castellum AB

At the Annual General Meeting in Castellum AB on March 20th 2003, the Board of Directors' proposal of a dividend of SEK 7.50 was confirmed. Tuesday March 25th 2003 was decided as record day for dividend.

The AGM decided to re-elect Jan Kvarnström, Mats Israelsson, Lars-Erik Jansson, Gunnar Larsson, Stig-Arne Larsson and Göran Lindén, and to new elect Ulla-Britt Fräjdin-Hellqvist, to the Board of Directors.

The AGM also decided to re-elect Caj Nackstad as Auditor and to new elect Ingemar Rindstig as Auditor and Conny Lysér as deputy Auditor, all Authorised Public Accountants.

Further more the AGM decided to appoint a nomination committee, consisting of three persons selected by the three largest shareholders at the end of the third quarter 2003, and the Chairman of the Board.

The AGM decided to authorize the Board – in order to adjust the company's capital structure – if required until the next AGM, to be able to purchase own shares corresponding to a maximum of 10 percent of all shares in the company. In addition the AGM decided to authorize the Board, until the next AGM – in order to adjust the company's capital structure – to be able to transfer own shares held by the company.

At the following inaugural Board meeting Mr. Jan Kvarnström was re-elected as Chairman of the Board.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 6/2003

Gothenburg, April 23rd, 2003

Castellum's income from property management continued to improve during the first quarter

- **Net income after tax for the period amounted to SEKm 155 equivalent to earnings per share of SEK 3.78.**
- **Income from property management improved 12 % to SEKm 123 equivalent to SEK 3.00 per share.**
- **During the period, properties were sold for a total of SEKm 168 with a capital gain of SEKm 90.**

The income from property management, i.e. the net income excluding capital gains from property sales, items affecting comparability and tax amounted to SEKm 123, equivalent to SEK 3.00 per share, which is an improvement of 12 % compared with the same period previous year. The improvement has been achieved, mainly through increased rental levels, effects of realized investments and lower interest rate levels.

During the period January-March, properties were sold for a total of SEKm 168, with a capital gain of SEKm 90 compared with a capital gain of SEKm 113 during the corresponding period previous year. As a result of lower volumes as well as capital gains from property sales the net income after tax is slightly lower compared to the same period previous year. Net income after tax for the first quarter 2003 amounts to SEKm 155 compared with SEKm 162 during the corresponding period previous year. Earnings per share were SEK 3.78 compared to SEK 3.95 during the corresponding period 2002. The investments during the period amounted to SEKm 222 compared with SEKm 182 during January-March 2002.

"Earnings trend in Castellum is continuing good despite the uncertainty in the economic outlook", comments Castellum's CEO, Lars-Erik Jansson. "There is a high activity in Castellum's markets with good letting as well as many notice of termination", adds Lars-Erik Jansson.

Enclosed: Interim Report January-March 2003

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, phone +46 31 60 74 00/ mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

CASTELLUM



In the area Boländerna in Uppsala, an office [illegible] year 2002/2003. The building comprises approx. 2,000 sq.m. [illegible] 80 % is let. The building has a complete system for ground heating [illegible]

Interim Report January-March 2003

Interim Report January-March 2003

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, and comprises mainly commercial properties.

The real estate portfolio is owned and managed by six subsidaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen.

The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

- Net income after tax for the period amounts to SEK 155 million, equivalent to a profit of SEK 3.78 per share.

- Income from property management improved 12 % to SEK 123 million equivalent to SEK 3.00 per share.

- During the period properties were sold for a total of SEK 168 million with a capital gain of SEK 90 million.

Data per share

SEK	2003 Jan-March	2002 Jan-March	2002	2001	2000	1999	1998	1997
Income property management	3.00	2.68	12.39	10.68	8.60	6.92	5.50	4.74
Change	*+12 %*		*+16 %*	*+24 %*	*+24 %*	*+26 %*	*+16 %*	
Cash flow management	3.76	3.37	15.17	13.32	10.72	8.70	7.14	6.30
Change	*+12 %*		*+14 %*	*+24 %*	*+23 %*	*+22 %*	*+13 %*	
Net income excluding items affecting comparability and after a standard tax deduction	3.73	3.93	12.07	9.95	8.39	6.56	5.24	4.34
Change	*–5 %*		*+ 21 %*	*+19 %*	*+28 %*	*+25 %*	*+21 %*	
Dividend			7.50	6.50	5.50	4.50	3.50	2.75
Change			*+15 %*	*+18 %*	*+22 %*	*+29 %*	*+27 %*	

Operations and strategy

Castellum's strategy is to focus operations on cash flow and earnings growth. These provide the preconditions for good, long-term asset growth in the company, while shareholders can be offered a dividend competitive with comparable investment options. Castellum's overall strategy for growth is based on:

- The acquisition and new construction of properties with development potential.
- Improved net operating income through adding value to properties, increased rental income and cost-effective management.
- The sale of properties to which no further value can be added by the company's management.

Castellum's income will therefore consist both of profits on operating activities, where efficiency is measured in terms of income from property management by share, and capital gains from property sales. The objective is to report capital gains from property sales of at least SEK 80-100 million per year.

The real estate portfolio shall largely consist of commercial properties with office/retail and flexible warehouse/industrial premises in five growth regions.

All investments, irrespective of whether they relate to existing properties, new acquisitions or new construction will show a positive cash flow and return within 1-2 years after full interest charges and depreciation and will have the potential for future asset growth.

Castellum's capital structure, in the long term, will be such that the visible equity/assets ratio will amount to at least 30 % and the interest coverage ratio will not fall below 200 %. Castellum's dividend policy means that at least 50 % of the year's result will constitute a dividend. Consideration will however be given to the company's investment plans, consolidation needs, liquidity and its position as a whole.

Castellum's strategic choice is to manage its properties in a small-scale organisation with locally managed subsidiaries, with the aim of achieving proximity to and knowledge of the local real estate and rental markets. In order to strengthen the local identity, the companies operate under their own names.



Income, costs and results

Comparisons, shown in brackets, are made with the corresponding period previous year except in parts describing assets and financing, where comparisons are made with the end of previous year. For definitions see Castellum's website, www.castellum.se

Income from property management during the period, i.e. net income excluding capital gains from property sales, items affecting comparability and tax, amounted to SEK 123 million (110), equivalent to SEK 3.00 (2.68) per share. Improvement per share of 12 % has been achieved chiefly through management improvements, such as increased rental income, realized investments and lower rental levels. On average, the improvement has amounted to approx. 20 % per year since the company was listed in 1997.



Income from property management per share, SEK
Isolated quarter, bars
Rolling annual value, line
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1
1997 1998 1999 2000 2001 2002 2003

Cash flow from property management totalled SEK 154 million (138), equivalent to SEK 3.76 (3.37) per share – an improvement of 12 % compared with previous year.

During the first quarter properties for a total of SEK 168 million (305) were sold with a capital gain of SEK 90 million (113). Due to both lower volumes as well as gains from property sales net income for the period is slightly lower than for the corresponding period previous year. Net income for the period was SEK 155 million (162), equivalent to SEK 3.78 (3.95) per share.

Rental income

Group rental income for the period was SEK 436 million (415). Rental income has improved chiefly due to indexation, renegotiations and a larger property portfolio, while changes in the occupancy rates have had only limited effects on rental income.

For office and retail properties, the average contracted rental level amounts to SEK 1,047 per square metre, an increase of about 2 % for corresponding units compared with the same period previous year. For warehouse and industrial properties, the average rental level is SEK 587 per square metre, which is an increase of about 3 %.

Of the contracts expiring during the year approx. 40 % are expected to be extended with unchanged conditions, whilst a smaller proportion will be terminated for moving out. The remaining contracts are expected to be renegotiated and negotiations so far have brought about increased rental levels of approx. 8 %.

The economic occupancy rate for office and retail properties amounted to 90.4 % and to 91.7 % for warehouse and industrial properties. Compared with the end of the previous year the occupancy rate for corresponding units is slightly higher for warehouse/industrial and slightly lower for office/retail.

Net leasing (i.e. gross leasing minus contracts terminated) during the period means increased rental income of SEK 4 million (17) on an annual basis.

Castellum has a wide risk spread in the commercial lease portfolio. The group has around 3,300 commercial leases, spreading over a number of sectors and durations.

Despite a continued uncertainty of the economic situation and a prolonged lease process, Castellum has experienced a relatively high activity during the first quarter. Both lease volume as well as contracts terminated have been on a high level whilst the number of bankruptcies have decreased. Greater Stockholm still appears to be the local market with the highest amount of uncertainty, whilst the other local markets are relatively stable concerning rental levels as well as the balance between access to and demand for premises.

Property costs

Property costs amounted to SEK 164 million (160) corresponding to SEK 275 per square metre (265). The level of property costs, which are considered to be at a normal level for the business, are dependent on the weather, which means that they vary between the seasons of the year.

Net operating income before depreciation

Net operating income before depreciation was SEK 272 million (255), equivalent to a yield of 8.6 % (9.1). As of December 31st 2002 previously made write-downs on properties were reversed and reported as items affect-

ing comparability. Since the book value of the properties have increased with the same amount, the yield for the period is effected negatively by 0.3 percentage units when compared with the corresponding period previous year.

Depreciation

Castellum's depreciation amounted to SEK 31 million (28). Depreciation consists mainly of 1 % depreciation in buildings.

Sale of properties

Castellum's strategy for growth includes selling "mature" fully let properties that cannot be given further value added through administration.

During the period, 11 properties (15) were sold for a total of SEK 168 million (305), with a capital gain of SEK 90 million (113), where the greater portion referred to residential properties.

Central administrative expenses

Central administrative expenses were SEK 13 million (13). This includes costs for a profit and share price related incentive programme for senior management of SEK 2 million (0).

Net financial items

Net financial items were SEK –105 million (–104). The average interest rate level during the period was 5.6 % (5.8).

Tax

Because of the opportunity to carry out fiscally accelerated depreciation on the property portfolio and to use existing losses brought forward, there is no taxable result and therefore no paid tax costs. There is however a non cash flow affecting deferred tax cost of SEK 58 million (61) chiefly referring to the fiscally accelerated depreciation of the year and used tax losses brought forward. Remaining tax losses brought forward can be estimated to SEK 0.5 billion.

Real estate portfolio

The real estate portfolio consists entirely of Swedish properties, and is geographically concentrated in Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The main focus of the portfolio is in the three major urban regions.

The commercial portfolio consists of office and retail properties as well as warehouse and industrial properties, mainly concentrated in well-situated working areas with good communications and services in larger towns. Castellum's remaining residential properties are located in central attractive sites in Gothenburg and Helsingborg.

Investments and sales

During the period the following changes in the real estate portfolio have occurred.

Changes in real estate portfolio

	Book value SEKm	Number
Real estate portfolio 01-01-2003	13 137	508
+ Acquisitions	97	4
+ Investments in existing properties	125	–
– Sales	– 78	– 11
– Depreciation	– 31	–
Real estate portfolio 31-03-2003	13 250	501

During the period investments totalling SEK 222 million (182) were made, of which SEK 97 million (2) were acquisitions and SEK 125 million (180) investments in existing properties. Of the total investments, SEK 87 million related to Greater Gothenburg, SEK 71 million to the Öresund Region, SEK 37 million to Western Småland, SEK 17 million to Greater Stockholm and SEK 10 million to Mälardalen.

The larger completed project as well as ongoing projects are shown in the following table.

Investment

SEKm	Up to 31 March, 2003	Remaining	To be completed
Completed projects			
Boländerna, Uppsala	28	–	Quarter 1 2003
Ljuset, Värnamo	17	–	Quarter 1 2003
Lagerchefen, Örebro	11	–	Quarter 1 2003
Ongoing projects			
Solsten, Gothenburg	57	78	Quarter 4 2003
Hälsingland, Malmö	74	16	Quarter 2-4 2003
Hansagallerian, Malmö	126	3	Quarter 2 2003

Real estate portfolio as at 31 March 2003 (list of properties see www.castellum.se)

	No. of properties	Area sq.m	Book value SEKm	*Book value SEK/sq.m.*	Rental value SEKm	*Rental value SEK/sq.m.*	Economic occupancy rate	Rental income SEKm	Operating expenses, maintenance SEKm	*Operating expenses, maintenance SEK/sq.m.*	Net operating income SEKm	Yield
Office/Retail												
Greater Gothenburg	64	283	2 294	*8 092*	76	*1 070*	93.2%	70	20	*286*	50	8.8%
Öresund Region	37	217	1 917	*8 838*	63	*1 159*	90.5%	57	18	*325*	39	8.2%
Greater Stockholm	37	240	1 842	*7 671*	74	*1 238*	84.7%	63	21	*351*	42	9.1%
Western Småland	31	163	872	*5 364*	33	*810*	92.0%	30	11	*281*	19	8.6%
Mälardalen	44	187	1 062	*5 695*	39	*845*	94.4%	37	11	*248*	26	9.7%
Sum office/retail	**213**	**1 090**	**7 987**	***7 330***	**285**	***1 047***	**90.4%**	**257**	**81**	***301***	**176**	**8.8%**
Warehouse/Industrial												
Greater Gothenburg	81	407	1 660	*4 079*	60	*583*	92.3%	55	15	*144*	40	9.7%
Öresund Region	36	243	823	*3 384*	36	*590*	89.8%	32	10	*165*	22	10.8%
Greater Stockholm	28	164	680	*4 150*	31	*761*	92.4%	29	10	*249*	19	11.0%
Western Småland	33	175	396	*2 254*	19	*439*	91.7%	18	5	*104*	13	13.3%
Mälardalen	24	121	362	*2 987*	17	*573*	91.8%	16	4	*133*	12	13.2%
Sum warehouse/ industrial	**202**	**1 110**	**3 921**	***3 530***	**163**	***587***	**91.7%**	**150**	**44**	***156***	**106**	**10.8%**
Residential												
Greater Gothenburg	27	37	245	*6 622*	8	*915*	97.0%	8	5	*492*	3	6.0%
Helsingborg	21	66	446	*6 736*	15	*891*	98.8%	15	6	*343*	9	8.0%
Sum residential	**48**	**103**	**691**	***6 695***	**23**	***900***	**98.2%**	**23**	**11**	***396***	**12**	**7.3%**
Sum	**463**	**2 303**	**12 599**	***5 469***	**471**	***819***	**91.2%**	**430**	**136**	***236***	**294**	**9.3%**
Leasing and property administration costs									22	*39*	-22	-0.7%
Net operating income/yield after leasing and property administration costs									**158**	***275***	**272**	**8.6%**
Development projects	8	77	479	–	11	–	–	7	5	–	2	–
Undeveloped land	30	–	172	–	–	–	–	–	–	–	–	–
Total	**501**	**2 380**	**13 250**	**–**	**482**	**–**	**–**	**437**	**163**	**–**	**274**	**–**

The above table relates to the properties owned by Castellum at the end of the year. The discrepancy between the net operating income of SEK 274 million accounted for above and the net operating income of SEK 272 million in the income statement is explained by the deduction of the net operating income of SEK 1 million on properties sold during the year, as well as the adjustment of the net operating income of SEK 3 million on properties acquired/completed during the year, which are recalculated as if they had been owned or completed during the whole year.

Rental value, by geographical area excl. projects


Greater Gothenburg 31 %
Greater Stockholm 22 %
Western Småland 11 %
Öresund Region 24 %
Mälardalen 12 %

Rental value, by property type excl. projects


Office/Retail 60 %
Warehouse/ Industrial 35%
Residential 5 %

Property-related ratios

	2003 Jan-March	2002 Jan-March	2002	2001	2000	1999	1998	1997
Rental value, SEK/sq.m.	819	785	799	747	694	665	656	641
Economic occupancy rate	91.2 %	92.6 %	91.5 %	93.0 %	92.4 %	91.3 %	89.7 %	88.6 %
Property costs, SEK/sq.m.	275	265	235	237	225	231	248	261
Net operating income, SEK/sq.m.	473	462	496	457	416	376	342	307
Yield	8.6 %	9.1 %	9.1 %	9.1 %	8.9 %	8.4 %	8.1 %	7.5 %
Book value, SEK/sq.m.	5 469	5 067	5 424	4 994	4 694	4 470	4 211	4 105
Lettable area, thous.sq.m.	2 380	2 328	2 381	2 338	2 309	2 232	2 072	2 106

Financing

The financing of Castellum as of 31 March, 2003 is summarized in the following graph:


Financing
Shareholders' equity
SEKm 4 317 (32 %)
Non interest-bearing liabilities
SEKm 764 (6 %)
Interest-bearing liabilities
SEKm 8 434 (62 %)

Shareholders' equity

Shareholders' equity, after deduction for dividend, was SEK 4,317 million (4,470) representing an equity/assets ratio of 32 % (34). The dividend which amounted to SEK 7.50 per share, a total of SEK 308 million, has been paid at 28 March, 2003.

The long-term goal is that the visible equity/assets ratio should not fall below 30 % and that the interest coverage ratio should not fall below 200 %. As a tool to regulate the company's capital structure, Castellum can repurchase its own shares up to a maximum of 10 percent of all shares in the company, i.e. a maximum of 2.3 million shares in addition to the 2 million shares which were repurchased earlier for SEK 194 million. The last repurchase of own shares took place in 2000.

Interest-bearing liabilities

As of 31 March 2003, Castellum had binding credit agreements totalling SEK 10,234 million (10,234), of which SEK 8,434 million (8,264) were utilized. After the deduction of liquid assets of SEK 103 million (20), net interest-bearing items were SEK 8,331 million (8,244). The average duration of the credit agreements was 3.4 years. These guarantee credit for Castellum at a fixed margin during the life of the agreements.

The average effective interest rate as of 31 March 2003 was 5.5 % (5.6). The average fixed interest term on the same date was 3.5 years (3.4) and the share of loans with interest rate maturity during the next 12 months was 24 % (31). The interest rate maturity structure has been achieved through the extension of loans with mainly short fixed interest terms through interest-swap agreements. According to the Financial Policy, the average fixed interest term will be 2-4 years.

Interest rate maturity and loan maturity structure, 31-03-2003

	Interest rate maturity structure		Loan maturity structure	
	Loan amount SEKm	Average interest rate	Credit agreements SEKm	Utilized SEKm
0–1 year, incl. liquidity	1 962	4.7 %	850	47
1-2 years	475	5.1 %	25	25
2-3 years	1 985	5.6 %	1 250	1 250
3-4 years	959	5.7 %	6 309	5 409
4-5 years	900	5.4 %	1 200	1 000
5-10 years	2 050	6.3 %	600	600
Total	8 331	5.5 %	10 234	8 331



Net Asset Value

As of 31 December 2002 all of Castellum's properties were valued after which Castellum's net asset value, after a full tax deduction of 28 % was calculated to SEK 7,502 million, equivalent to SEK 183 per share. On the basis of this valuation and considering the income for the period and dividend distributed, the net asset value as at 31 March 2003 is calculated to SEK 7,337 million, equivalent to SEK 179 per share. Investments made since the year-end have been valued at accrued expenses and have therefore not had any affect on the net asset value. Disposals of properties during the period, at prices exceeded the valuation at the year-end, have had positive affects on the net asset value.

Accounting principles

The accounting principles of Castellum remain unchanged compared with the previous year. The company follows the Swedish Financial Accounting Standards Council's recommendations and the declarations of the Swedish Financial Accounting Standards Council's Emergency group.

The parent company

Income after tax for the parent company, which only has group-wide functions, amounted to SEK 6 million (3). Turnover, which consists mainly of intra-group services, was SEK 2 million (1).

Besides liquid assets of SEK 63 million (0), the assets of the parent company consist mainly of the financing of the subsidiaries' property holdings. Shares in subsidiaries amounted to SEK 3,650 million (3,650) and interest-bearing internal financing of the subsidiaries was SEK 7,519 million (7,700). Financing has chiefly been provided through shareholders' equity of SEK 3,772 million (4,074) and external long-term liabilities of SEK 7,350 million (7,180).

Gothenburg, April 23, 2003

Lars-Erik Jansson
CEO

The company's auditors have not examined this Interim Report.

Income Statement

SEKm	2003 Jan-March	2002 Jan-March	Rolling12 months April 02 – March 03	2002 Jan-Dec
Rental income	436	415	1 705	1 684
Operating expenses	– 96	– 90	– 295	– 289
Maintenance incl. tenant improvements	– 25	– 27	– 92	– 94
Ground rent	– 4	– 5	– 14	– 15
Real estate tax	– 17	– 16	– 69	– 68
Leasing and property administration	– 22	– 22	– 90	– 90
Net operating income before depreciation	**272**	**255**	**1 145**	**1 128**
Depreciation	– 31	– 28	– 119	– 116
Net operating income from property administration	**241**	**227**	**1 026**	**1 012**
Property sales				
Net sales proceeds	168	305	366	503
Book value	– 78	– 192	– 210	– 324
Income from property sales	**90**	**113**	**156**	**179**
Central administrative expenses	– 13	– 13	– 62	– 62
Items affecting comparability	–	–	316	316
Operating income	**318**	**327**	**1 436**	**1 445**
Net financial items	– 105	– 104	– 443	– 442
Income after net financial items	**213**	**223**	**993**	**1 003**
Current paid tax	–	–	– 2	– 2
Deferred tax	– 58	– 61	– 125	– 128
Net income for the period/year	**155**	**162**	**866**	**873**

Financial ratios

	2003 Jan-March	2002 Jan-March	Rolling12 months April 02 – March 03	2002 Jan-Dec
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEKm	153	161	487	495
Income from property management, SEKm	123	110	521	508
Cash flow from management, SEKm	154	138	638	622
Net operating income margin	62 %	61 %	67 %	67 %
Interest coverage ratio	247 %	233 %	244 %	241 %
Return on equity	9.6 %	10.5 %	21.5 %	21.0 %
Return on total capital	7.5 %	7.7 %	11.1 %	11.1 %
Borrowing ratio	64 %	64 %	64 %	63 %
Equity/assets ratio	32 %	30 %	32 %	34 %
Adjusted equity/assets ratio	41 %	41 %	41 %	43 %

Data per share (since there is no potential common stock, there is no effect of dilution)

	2003 Jan-March	2002 Jan-March	Rolling12 months April 02 – March 03	2002 Jan-Dec
Average number of shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Earnings after tax, SEK	3.78	3.95	21.12	21.29
Net income excluding items affecting comparability and after a standard tax deduction of 28 %, SEK	3.73	3.93	11.88	12.07
Income from property management, SEK	3.00	2.68	12.71	12.39
Cash flow from management, SEK	3.76	3.37	15.56	15.17
Number of outstanding shares, thousand	*41 000*	*41 000*	*41 000*	*41 000*
Book value of real estate, SEK	323	296	323	320
Shareholders' equity, SEK	105	91	105	109
Net asset value, SEK	179	168	179	183

Balance Sheet

SEKm	2003 31 March	2002 31 March	2002 31 Dec
Assets			
Real estate	13 250	12 139	13 137
Other fixed assets	55	134	55
Current receivables	107	159	117
Cash and bank	103	12	20
Total assets	**13 515**	**12 444**	**13 329**
Shareholders' equity and liabilities			
Shareholders' equity	4 317	3 739	4 470
Interest-bearing liabilities	8 434	7 868	8 264
Non-interest-bearing liabilities	764	837	595
Total shareholders' equity and liabilities	**13 515**	**12 444**	**13 329**

Changes in equity

SEKm	Number of outstanding shares, thousand	Share capital	Restricted reservs	Non-restricted equity	Total equity
Shareholders' equity 31-12-2001	41 000	86	20	3 737	3 843
Dividend (SEK 6.50 per share)	–	–	–	– 266	– 266
Reversed write-downs (after tax)	–	–	–	20	20
Net income for the year	–	–	–	873	873
Shareholders' equity 31-12-2002	41 000	86	20	4 364	4 470
Dividend (SEK 7.50 per share)	–	–	–	– 308	– 308
Net income for the period	–	–	–	155	155
Shareholders' equity 31-03-2003	41 000	86	20	4 211	4 317

Cash Flow Statement

SEKm	2003 Jan-March	2002 Jan-March	2002 Jan-Dec
Net operating income before depreciation	272	255	1 128
Central administrative expenses	– 13	– 13	– 62
Net financial items	– 105	– 104	– 442
Tax paid, income from property management	–	–	– 2
Cash flow from management	**154**	**138**	**622**
Difference between interest paid and interest expenses	23	21	– 17
Change in working capital	48	– 80	– 28
Cash flow before investments	**225**	**79**	**577**
Real estate investments	– 222	– 182	– 1 050
Real estate sales	168	305	503
Change receivables/liabilities at sales/acquisitions of properties	51	176	229
Other net investments	– 1	–	– 3
Cash flow after investments	**221**	**378**	**256**
Change in long-term liabilities	170	– 386	10
Dividend	– 308	–	– 266
Change in cash and bank	**83**	**– 8**	**0**
Cash and bank opening balance	20	20	20
Cash and bank closing balance	**103**	**12**	**20**

The Castellum share

The Castellum share is listed on the Stockholmsbörsen (Stockholm Exchange) O-list, Attract 40. At the end of the year the company had about 8,400 shareholders. Shareholders registered abroad cannot be broken down in terms of directly held and nominee registered shares. The ten largest Swedish shareholders can be seen from the table below.

Shareholders on 31-03-2003

	No. of shares Thousand	Percentage of voting rights and capital
Tredje AP-fonden	2 078	5.1 %
Andra AP-fonden	2 063	5.0 %
Gamla Livförsäkringsaktiebolaget SEB Trygg Liv	1 990	4.8 %
AFA Sjukförsäkrings AB (OM)	1 785	4.4 %
Laszlo Szombatfalvy	1 700	4.1 %
Livförsäkringsaktiebolaget Skandia	1 221	3.0 %
Fjärde AP-fonden	1 132	2.8 %
SEB Sverige Aktiefond I	855	2.1 %
Föreningssparbanken	752	1.8 %
SEB Securities Services	697	1.7 %
Other shareholders registered in Sweden	16 394	40.0 %
Shareholders registered abroad	10 333	25.2 %
Total outstanding shares	41 000	100.0 %
Repurchased shares	2 002	
Total registered shares	43 002	

There is no potential common stock (e.g. convertibles).

Distribution of shareholders by country as of 31-03-2003

Sweden 75 %

of which

Funds, insurance comp. etc	34 %
Private persons, private comp.	23 %
AP-funds	13 %
Trusts, associations etc	5 %



USA 7 %

UK 7 %

Netherlands 4 %

Other 7 %

The Castellum share price as at 31 March 2003 was SEK 114 equivalent to a market value of SEK 4.7 billion, calculated on the number of outstanding shares. During the last 12-month period the total yield of the share has been 4.3 %, including dividend of SEK 7.50. Since IPO on May 23, 1997 the total yield of the Castellum share compared with the issue price of SEK 51 has been on average 19,6 % per year.

Total yield

	April 2002 - March 2003	On average per year May 1997 - March 2003
Castellum	4,3 %	19.6 %
Stockholm Stock Exchange (SIX)	– 38,9 %	– 1.9 %
Real Estate Index Sweden (EPRA)	– 17.4 %	7.4 %
Real Estate Index Europe (EPRA)	– 17.3 %	4.8 %

Since the beginning of the year, a total of 4.6 million shares were traded, equivalent to an average of approximately 74,000 shares per day. On an annual basis this is equivalent to a turnover rate of 45 %.

Share price trend and turnover since IPO 23 May 1997 until 17 April 2003


Turnover, million shares per month
Share price SEK
Castellum share price
Castellum share price incl dividend
Stockholm Stock Exchange (SIX incl. dividend)
Real Estate Index (EPRA incl. dividend)
Turnover per month
0 2 4 6 8 10 12 14 16 18 20 22 24 26
40 50 60 70 80 90 100 110 120 130 140 150 160 170
Q2 Q3 Q4 1997
Q1 Q2 Q3 Q4 1998
Q1 Q2 Q3 Q4 1999
Q1 Q2 Q3 Q4 2000
Q1 Q2 Q3 Q4 2001
Q1 Q2 Q3 Q4 2002
Q1 2003

Financial reporting

Half-year Report January-June 2003	13 August 2003	*For further information please*
Interim Report January-September 2003	21 October 2003	*contact Lars-Erik Jansson, CEO or*
Year-end Report 2003	27 January 2004	*Håkan Hellström, CFO/deputy CEO,*
Annual General Meeting	25 March 2004	*Telephone +46 31 60 74 00*
		or visit Castellum's website.

www.castellum.se

On Castellum's website it is possible to download as well as subscribe to Castellum's Pressreleases and Interime Reports.

Subsidiaries

Aspholmen Fastigheter AB
Elementvägen 14
SE-702 27 Örebro, Sweden
Telephone +46 19-27 65 00
Fax +46 19-27 42 50
orebro@aspholmenfastigheter.se
www.aspholmenfastigheter.se

Fastighets AB Brostaden
Bolidenvägen 14
Box 5013
SE-121 05 Johanneshov, Sweden
Telephone +46 8-602 33 00
Fax +46 8-602 33 30
info@brostaden.se
www.brostaden.se

Eklandia Fastighets AB
Ringögatan 12
Box 8725
SE-402 75 Göteborg, Sweden
Telephone +46 31-744 09 00
Fax +46 031-744 09 50
info@eklandia.se
www.eklandia.se

Fastighets AB Briggen
Fredriksbergsgatan 1
Box 3158
SE-200 22 Malmö, Sweden
Telephone +46 40-38 37 20
Fax +46 40-38 37 37
fastighets.ab@briggen.se
www.briggen.se

Fastighets AB Corallen
Flanaden 3
Box 148
SE-331 21 Värnamo, Sweden
Telephone +46 370-69 49 00
Fax +46 370-475 90
info@corallen.se
www.corallen.se

Harry Sjögren AB
Kråketorpsgatan 20
SE-431 53 Mölndal
Telephone +46 31-706 65 00
Fax +46 31-706 65 29
info@harrysjogren.se
www.harrysjogren.se

In the event of conflict in interpretation or differences between this report and the Swedish version, the latter will have priority.

CASTELLUM

Castellum AB (publ) • Box 2269, SE-403 14 Gothenburg, Sweden • Office address Kaserntorget 5
Telephone +46 31-60 74 00 • Fax +46 31-13 17 55 • E-Mail info@castellum.se • www.castellum.se
Corporate identity no. 556475-5550

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 7/2003

Gothenburg, May 7th, 2003

Castellum sells residential properties in Helsingborg with a capital gain of SEKm 68 and invests for SEKm 200 in Öresund

During May, Castellum has through its subsidiary Fastighets AB Briggen, sold six residential properties, with a total area of approx. 21,000 sq.m. in Helsingborg for a total of SEKm 168 with a capital gain of SEKm 68.

During April, Briggen has acquired an office property in Malmö for a total of SEKm 190. The property has a very central location in Malmö, next to Gustav Adolfs torg. The total letable area is 10,700 sq.m. The acquisition will make a valuable contribution to Briggen's properties in the central parts of Malmö. Further more Briggen has acquired two smaller properties in Lund for a total of SEKm 10.

During March, a few smaller property businesses were made which were included in the Interim Report for the first quarter 2003. Briggen has acquired an office property of 2,700 sq.m in Videdal area in Malmö for SEKm 26. Further more two properties were sold in Mölndal and Vaggeryd respectively, for a total of SEKm 15.

Castellum is one of the major listed real estate companies in Sweden. The book value of the real estate portfolio amounts to SEK 13 billion, which comprises mainly commercial properties. The real estate portfolio is owned and managed by six subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Western Småland and Mälardalen. The Castellum share is listed on the Stockholmsbörsens O-list, Attract 40.

For further information, please contact
Lars-Erik Jansson, CEO, telephone +46 31-60 74 00 / mobile +46 705-92 06 70
Håkan Hellström, CFO/deputy CEO, telephone +46 31-60 74 00 / mobile +46 705-60 74 56